                              UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

				 SCHEDULE 13G
		   Under the Securities Exchange Act of 1934
			      (Amendment No.2)*

        SNYDER COMMUNICATIONS INC.
      -------------------------------------------------------------------
			       (Name of Issuer)
       COMMON STOCK
 -------------------------------------------------------------------
			(Title of Class of Securities)

       83291410-5
      -------------------------------------------------------------------
				(CUSIP Number)


Check the following if a fee is being paid with this statement _. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any susequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



			  SEC 1745 (10-88)

|______________________
|CUSIP No. 83291410-5  |          SCHEDULE 13G
|----------------------------------------------------------------------------
|1.   Name of Reporting Person
|     S.S. or I.R.S. Identification No. of Above Person

|     ARK ASSET MANGEMENT CO., INC.
|
|----------------------------------------------------------------------------
|2.   Check the Appropriate Box if a Member of a Group *         (a)
|                                                                (b)
|----------------------------------------------------------------------------
|3.   SEC Use Only
|----------------------------------------------------------------------------
|4.   Citizenship or Place of Organization
|                        New York
|-----------------------------------------------------------------------------
|                |         5. Sole Voting Power
|                |            NONE
|Number Of Shares|____________________________________________________________
|                |         6. Shared Voting Power
|Beneficially    |            NONE
|                |____________________________________________________________
|  Owned By      |
|                |         7. Sole Dispositive Power
|                |            NONE
|  Each          |____________________________________________________________
|                |
| Reporting      |         8. Shared Dispositive Power
|  Person        |
|                |            NONE
|  With          |
|-----------------------------------------------------------------------------
|9.  Aggregate Amount Beneficially Owned by Each Reporting Person
|
|                             NONE
|-----------------------------------------------------------------------------
|10.  Check if the Aggregate Amount in Row (9)
|     Excludes Certain Shares*
|-----------------------------------------------------------------------------
|11.  Percent of Class Represented by Amount in Row 9
|                           0 %
|-----------------------------------------------------------------------------
|12.  Type of Reporting Person*
|                             I.A.
| ----------------------------------------------------------------------------
			      *See Instruction Before Filling Out

				   Page 2 of 5 Pages

 The filing of this statement shall not be construed as an admission that Ark Asset Management Co., Inc. is the beneficial owner of the securities covered by such statement.

ITEM 1           (a).  Name of Issuer
                       SNYDER COMMUNICATIONS INC

ITEM 1           (b).  Address of Issuer
                       6903 ROCKLEDGE DR
                       BETHSEDA, MD. 20817


ITEM 2           (a).  Name of Person Filing

                       ARK ASSET MANAGEMENT CO., INC.

ITEM 2           (b).  Address of Principal Business Office
                       One New York Plaza
                       NEW YORK, N.Y. 10004

ITEM 2           (c).  Place of Organization.
                       NEW YORK


ITEM 2           (d).  Title of Class of Securities
                       Common Stock


ITEM 2           (e).  Cusip Number
                       83291410-5

ITEM 3.          (a) Ark Asset Management Co., Inc. is an investment
                     advisor registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.                 Ownership

             (a) Amount Beneficially owned 0 shares
             (b) Percent of Class: 0 %



				    Page 3 of 5 Pages

             (c) Number of shares as to which such person has:


               (1) Sole power to vote:     NONE

               (2) Shared power to vote:     NONE

               (3) Sole power to dispose of or to direct the disposition of: NONE

               (4) Shared power to dispose or to direct the
               disposition of:   NONE

ITEM 5.  Ownership of Five Percent or Less of a Class

		       The reporting person has ceased to be the beneficial owner of more than 5 % of this class of security.


ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

		       Not Applicable

ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
	        the Security Being Reported on by the Parent Holding Company

      			Not Applicable

ITEM 8.  Identification and Classification of Members of the Group
      			Not Applicable

ITEM 9.  Notice of Dissolution of Group

      			Not Applicable

					Page 4 of 5

<PAGE.



ITEM 10.  CERTIFICATION


	  By signing below, I certify that, to the best of my knowledge and
	  belief, the   securities referred to above were acquired in the
	  in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

	  After reasonable inquiry and to the best of my knowledge and belief that the information set forth in this statement is true, complete and correct.

Date: October 7,1999
                              Name:  Lauri London
                              Title: General Counsel












					  Page 5 of 5